

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Triumph Wine Group LLC

600 Trancas Street, Second Floor, Napa, CA 94558

707-865-6726

www.triumphwinegroup.com

Up to 2,000 Class A 6% Preferred Membership Units at $500 per Unit

Minimum purchase: 2 units ($1,000)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. In addition, this offering has not been reviewed by any applicable state securities regulators.

ABOUT THIS MEMORANDUM

Unless this Offering Memorandum (this "Memorandum") indicates otherwise or the context otherwise requires, references to "we," "us," "our," "The Group", "Triumph" or "the Company" refer to Triumph Wine Group LLC.

The information contained in this Memorandum is intended to be accurate only as of the date of this Memorandum, regardless of the time of delivery of this Memorandum or of any sale of securities. This Memorandum supersedes all prior information and discussions concerning any proposed offering of securities.

Documents referred to in this Memorandum, if not attached as exhibits or annexes, are available from the Company for inspection upon request. Statements made in this Memorandum regarding the contents of such documents are not necessarily complete. All references to, or summaries of, such documents are qualified by reference to the complete documents.

This Memorandum and the information it contains is our confidential property. You must keep this information confidential and may not give a copy of this Memorandum to anyone other than your advisors solely for the purpose of advising you in connection with the offering. By your acceptance of this Memorandum, you acknowledge and agree to the foregoing restrictions.

This Memorandum is not intended to include all information that an investor may consider important when considering an investment in the Company and the securities being offered hereby. Prior to any purchase of the securities, potential investors should conduct their own investigation and analysis and may ask us questions concerning any aspect of the Offering, the Company and the securities and request any information they deem appropriate.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Memorandum, and may make such statements in discussions with potential investors, that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Memorandum, including, without limitation, those set forth in the "Risk Factors" section of this Memorandum as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements.

THE OFFERING

This summary highlights some of the information about the Company and the Offering, and it may not contain all of the information that is important to you in making an investment decision with respect to the units. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum, and our Form C, including any exhibits and annexes hereto and to our Form C, and should be read in conjunction therewith.

Securities Offered: We are offering up to 2,000 non-voting Class A Preferred Membership Units at a price of $500 per Unit.

Minimum Investment: $1,000 per investor (2 Units).

Target Offering Amount: The Target Offering Amount for the closing of escrow and the purchase of Class A Preferred Membership Units is $150,000. After the close of the Target Offering Amount, the Company will have multiple closing on funds as invested, up to the Maximum Offering Amount.

Maximum Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investments over the Maximum Offering Amount.

Target Closing Date: The target closing is on or before January 31, 2018, and if we have not received the Target Offering Amount of $150,000 by that date, this offering will be terminated. Before we cancel investment commitments and return committed funds, we will notify investors.

Investors: Accredited and non-accredited investors who subscribe through FlashFunders.com pursuant to a Title III offering, under Regulation CF (crowdfunding).

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income OR net worth *less than* $100,000:
  Greater of $2,000 or 5% of the *lesser of* your annual income or net worth, subject to a maximum of $100,000.

- Annual income AND net worth *greater than* $100,000:
  10% of the *lesser of* your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must *exclude* the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by FlashFunders Funding Portal, LLC, a FINRA registered funding portal, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

The issuer, Triumph Wine Group LLC certifies that the following statements are true:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation CF.
- It has not been required to file with the Commission and provide to investors the ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this offering statement.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- It is not currently subject to any ongoing reporting requirements of Rule 202 of Regulation CF.

Investor Benefits: The Company has made available three levels of investor opportunities as set forth below.

$1,000	$2,500	$5,000
BRONZE LEVEL	**SILVER LEVEL**	**GOLD LEVEL**
• 750ml Triumph Napa Valley Reserve	• 1.5L Triumph Napa Valley Reserve	• 3L Triumph Napa Valley Reserve
• 20% discount on wines	• 30% discount on wines	• 40% discount on wines
• TWG branded corkscrew	• TWG branded corkscrew	• TWG branded corkscrew
• Personalized TWG business cards	• Personalized TWG business cards	• Personalized TWG business cards
• Invitation to annual investor event	• Invitation to annual investor event	• Invitation to annual investor event

THE COMPANY AND ITS BUSINESS

Triumph was formed as a California limited liability company on September 2, 2016 by a group of executives with decades of experience forming and operating successful businesses. These individuals joined together take advantage of a unique business model, which utilizes the best aspects of the modern California wine industry and avoids the heavy capital constraints that shoulders the traditional winery model.

We recently acquired a 20-year old winery in Calistoga, considered the Upper Napa Valley, one of the most famous wine regions in the world. that produces and sells premium wines at affordable prices in key markets across the USA. The two brands acquired are Triumph Cellars and Calistoga Cellars. The Company is currently in the process of filing trademarks on Triumph Cellars and Calistoga Cellars.

The winery's founding group (which we refer to herein as "Calistoga") grew wine grapes that were initially sold to other wineries, but in 1998 they began to make their own wines under the label of "Calistoga Cellars." Its goal was to make high-quality wines at affordable prices from grapes grown exclusively in the Napa Valley.

In 2000, Calistoga hired award-winning winemaker Barry Gnekow to oversee production. In 2001, Calistoga constructed a winery and grew its annual sales to 13,000 cases. By 2006, in the face of the global financial crisis, the real estate assets (vineyard and winery building) had been sold by Calistoga. However, Calistoga continued to operate its brand in the negociant fashion by acquiring wine grapes and bulk wines in the open market and having them processed by a custom crush operator. Further information on the history of the Calistoga Cellars and Triumph Cellars brands, as well as the purchase of these assets by Triumph, can be found in Exhibit C to the Form C, of which this Offering Memorandum forms a part.

Under the skillful and adept direction of the winemaker, Barry Gnekow, the Company will continue to create wines with fruit sourced from the Napa Valley, Lake County and the Sonoma Valley: *Cabernet Sauvignon (Napa Reserve), Cabernet Sauvignon (Lake County), Sauvignon Blanc, Chardonnay and Zinfandel.*

Our goal is to produce and market a portfolio of highly regarded wines, reinvest profits to increase production to 30,000 to 40,000 cases per year sold through a national and international (China only) distribution system and position the Company for disposition in 5 to 7 years.

Further information about the Company and its business appears in Exhibit C to the Form C, of which this Offering Memorandum forms a part. Our address is 600 Trancas Street, Second Floor, Napa, CA 94558, and our website is www.triumphwinegroup.com.

THE MANAGEMENT TEAM

Board of Managers and Officers.

Williamson T. "Chip" Hough	Co-Founder, Chairman/Managing Director
Robert D. Francis	Co-Founder, CEO/Managing Director
Kevin Fitzgerald	Co-Founder, Secretary, CFO/Managing Director
Richard Meigs	Co-Founder/ Managing Director
Jerome Kuenster	Co-Founder/ Managing Director
Guillermo Herrera	Co-Founder/Managing Director

Williamson T. (Chip) Hough, Chairman and Managing Director. Chip will spearhead Triumph's distribution strategy and develop key markets, especially Texas, capitalizing on his long and successful business history in the state. He was the founder (1997) and Managing Partner of Basic Industries Ltd. through 2014. Basic Industries is an industrial specialty contractor providing insulation, blasting and coatings, scaffolding, fireproofing and abatement to the refinery/petrochemical, power generation, marine and mid-stream industries. Basic Industries is headquartered in San Antonio, Texas with offices in Corpus Christi, Ft. Worth and Tulsa, serving Texas, Oklahoma and New Mexico. Basic Industries was grown to over $50 million in revenue annually with an average work force of over 600. Basic was sold to BRACE Integrated Services, a national contractor in 2014.

Chip has served on the Board of Directors for the Ronald McDonald House of Corpus Christi. He is past Chairman and Board member of the Contractor Safety Council of South Texas, Association of Reciprocal Safety Councils.

Chip and his wife (and four dogs) relocated to the Napa Valley in 2015 to pursue their interest in the wine industry. They have three grown children and one perfect grandson residing in Texas.

Robert Francis, Chief Executive Officer and Managing Director. Rob has over 30 years' experience as a chief operating officer, board member and other senior executive positions within the insurance and health care industries, including his most recent position as Chief Operating Officer of The Doctors Company, the nation's largest physician-owned medical professional liability carrier, from 2004 to 2017. Rob's responsibilities have included patient safety and risk management, sales and marketing, regulatory compliance, reinsurance strategy and acquisitions.

Rob began his career with Mutual Assurance, Inc. (subsequently ProAssurance Corporation) in 1984, where he held a variety of positions over a 20 year period. During his tenure with ProAssurance's predecessor as Chief Underwriting Officer and Secretary, Rob managed the demutualization and initial public offering of one of the country's most successful physician-owned medical malpractice companies – the first such conversion.

He was Chairman of the Board of Directors of Health Care Insurance Facility in Eden Prairie, Minnesota from 1997 to 2003. He has held board position s with Specialty Underwriter's Reinsurance Facility, LifeSouth, Inc. and multiple subsidiaries of both ProAssurance and The Doctors Company.

Rob is owner of Francis Vineyards, in the Coombsville AVA of Napa. He has been a grower since 2008 and recently launched Southern Roots Wines which will be releasing its Coombsville Cabernet Sauvignon in the Fall of 2017. Rob is a graduate of the University of South Alabama, where he earned a Bachelor of Arts in English Literature. He earned his Masters of Business Administration from Samford University and has attended Stanford University's Graduate School of Business, as well as the Harvard Business School.

Kevin Fitzgerald, Chief Financial Officer and Managing Director. Kevin will oversee the company's capital program. In addition, he will be responsible for coordinating the marketing of Triumph's wine in the People's Republic of China, the world's fastest growing wine market.

He has 35 years of experience managing investment partnership. Over the past 10 years, he has overseen the acquisition of over $3 billion of commercial properties in the U.S. Since 1999, he has managed investment partnership that have acquired 18,000 apartment units (75 properties in 15 states) as well as over 3 million square feet of office, retail and self-storage properties.

He is the CEO of Global Capital Advisors LLC, a private equity real estate firm that is licensed to sponsor investments that qualify under EB-5 Immigrant Investor Program. Kevin has traveled extensively in China and maintains business relationships with companies there that offer his programs to Chinese nationals.

Kevin resides in the Napa Valley with his wife and two children. He holds leadership positions with the Boy Scouts of America and is a past director of The Olympic Club Foundation. He served in the U.S. Marine Corps.

Richard Meigs, Managing Director. Over the last 20 years, Richard has developed 200 acres of Napa and Mendocino vineyards. He has sold grapes to Caymus Winery, Buena Vista (BV), Sterling, Kendall-Jackson, Mumm, Domaine Chandon, Constellation and many other fine wineries.

Before becoming a grape grower, Richard was a co-managing partner of Cambial Vineyards LLC, a vineyard fund engaged in profiting from vineyard investment opportunities. Richard and his family moved to the Napa Valley after he and his partners sold ComputerWare, a $125 million Macintosh-only retailer that was at one time Inc. Magazine's 5th fastest growing private company in its annual Inc. 500. He served as CFO and VP of Business Development.

Earlier in his career, Richard developed a legendary eating/drinking establishment called deFriscos in Eugene, Oregon. It was featured in the Northwest Best Places, and was one of the first Oregon venues to feature and pour local Oregon wines.

Richard is one of a handful of individuals who have earned degrees in each of the Viticulture, Enology, and Wine Marketing programs offered by Napa Valley College. Additional, he received a Bachelor of Science in Real Estate from the University of Washington and did extensive graduate work in Real Estate at the University of Oregon; serving as a teaching assistant in the Real Estate Department.

Richard also has been a licensed Real Estate Appraiser in the State of California. He served as a member of the board of the North Coast Winegrowers Association, and of the Eugene Downtown Development Board.

Richard has won four medals for his personal wines at the Napa County Fair – two first places, and two second places.

Jerome B. Kuenster, Managing Director. Jerry owns and operates J & S Global Trading, the sales arm of Grant & Bowman Inc., the world's largest seller of name brand toy excess inventory. He started his business career with CSK Automotive and worked in every facet of retail from 1972 to 1990, completing his career as SVP Special Projects. CSK Automotive at the time was 795 retail stores operating under the names Checks, Schucks & Kragen Auto Parts – they have since been bought by O'Reilly Automotive.

In 1990, Mr. Kuenster entered into the children's toy industry where he owns and operates a multi-million dollar brokerage company. From 1990 to 2002, he was employed as SVP of Sales for a division of Hasbro, prior to entering the excess inventory business as president of sales, and now head of global sales for Grant & Bowman.

Jerry holds B.S. / B.A. degrees from San Diego State University and an MBA from the University of Phoenix.

Guillermo Herrera, Managing Director. Guillermo will spearhead the company's wine grape acquisition program and grower relations. For the past 20 years he has been involved in vineyard farm management and consulting.

Guillermo formed his own vineyard management company, Heritage Vineyard Management, eight years ago. He currently manages premium vineyard properties for 30 clients representing over 800 acres in Napa, Sonoma, Solano, Lake and Mendocino Counties.

In addition, he owns and operates Herancia Wine Company, a limited production – high quality wine brand as well as Mechanical Farms, a mechanical harvesting service and Terra Lucra, a vineyard leasing company.

Guillermo is currently Vice President of the Mexican-American Vintners Association. He has taken college curriculum studies in viticulture at the Napa Valley College and University of California, Davis.

He is a life-long resident of the Napa Valley. Guillermo is married and has three children, one of whom is active in his business.

Steve Lawson, President Triumph Wine Group, Asia Pacific. Steve will manage the company's in-Asia distribution from offices in Shanghai. He is also CEO of Windham Realty Group, China and has been instrumental in creating the leading company in China for information, consulting and services related to U.S. real estate for Chinese nationals. He has lived in China for most of the past ten years. Steve has business experience in all the major China markets and is topically fluent in Mandarin.

Now considered and expert on the subject of Chinese outbound investment in real estate, he has been quoted on the subject by major international news outlets, including Forbes, USA Today, the Wall Street Journal, The New York Times, and The Economist. Steve has a strong interest in wine and is well qualified to lead the introduction of Triumph wines to the Asia Pacific market.

Steve received his Bachelor of Arts form Michigan State University.

Related party transactions

Except as disclosed under the heading "Indebtedness" herein, the Company has not engaged in any transactions with members of its management team or other related parties.

RISK FACTORS

In addition to all other information set out in this document, the following specific risk factors should be considered carefully by potential investors in evaluating whether to make an investment in the Company. The investment described in this document may not be suitable for all of its recipients. Before making a final decision, investors are advised to consult their stockbroker, bank manager, attorney, accountant or other independent professional adviser.

You should carefully consider the risks described below and ensure that you have read this document in its entirety before making a decision to invest in the Company.

Prospective investors should be aware that an investment in the Company is speculative and involves a high degree of risk. In addition to the other information contained in this document, the Company believes that the following risk factors are the most significant for potential investors and should be considered carefully in evaluating whether to make an investment in the Company. If any of the risks described in this document actually occurs, the Company may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed. The risks listed do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems immaterial, may also have an adverse effect on the Company. In particular, the Company's performance may be affected by changes in market or economic conditions and in legal, regulatory and tax requirements. The risks listed below are not set out in any particular order of priority. These are the principal risks that relate to the Company and business:

- ***Our future success is dependent on the continued service of our senior management.*** Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. The experience, technical skills and commercial relationships of the personnel of the Company provide us with a competitive advantage. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

- ***Various diseases, pests and certain weather conditions could affect quality and quantity of grapes.*** Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of grapes, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in grape growing may increase vineyard costs and/or reduce production. We cannot guarantee that our grape suppliers will succeed in preventing disease in their existing vineyards or that we will succeed in preventing disease in our existing vineyards or future vineyards we may acquire. For example, Pierce's disease is a vine bacterial disease spread by insects which kills grapevines for which there is no known cure. If our vineyards become contaminated with this or other diseases, operating results would decline, perhaps significantly.

- ***The lack of sufficient water due to drought conditions could affect quality and quantity of grapes.*** The availability of adequate quantities of water for application at the correct time can be vital for grapes to thrive. Whether particular vineyards are experiencing water shortages depends, in large part, on their location. Scarcity of adequate water in our grape growing areas may also result in legal disputes among other land owners and water users causing the Company to expend resources to defend its access to water.

- ***We may not be able to acquire enough quality fruit or bulk wine for our wines.*** While we believe that we can secure sufficient supplies of grapes from grape supply contracts with independent growers, we cannot be certain that grape supply shortages will not occur. Grape supply shortages resulting from a poor harvest can be caused by a variety of factors outside our control, resulting in reduced product that is available for sale. If revenues decline as a result of inadequate grape supplies, cash flows and profitability would also decline.

- ***We face significant competition which could adversely affect our profitability.*** The wine industry is intensely competitive and highly fragmented. Our wines compete in several wine markets within the wine industry as a whole with many other domestic and foreign wines. Our wines also compete with comparably priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages. A result of this intense competition has been and may continue to be upward pressure on our selling and promotional expenses. Many of our competitors have greater financial, technical, marketing, and public relations resources than we do. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other wineries and beverage manufacturers.

- ***We compete for shelf space in retail stores and for marketing focus by our independent distributors, most of whom carry extensive product portfolios.*** Nationwide we sell our products primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the U.S. and in some overseas markets. Sales to distributors are expected to continue to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

- ***Contamination of our wines could harm our business.*** We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our wines could cause us to destroy our wine held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability.

- ***A reduction in consumer demand for wines could harm our business.*** There have been periods in the past in which there were substantial declines in the overall per capita consumption of wine products in our markets. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including: a general decline in economic conditions; changes in consumer spending habits; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products. Reductions in demand and revenues would reduce profitability and cash flows.

- ***A decrease in wine score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing.*** Brands are issued ratings or scores by local and national wine rating organizations, and higher scores usually translate into greater demand and higher pricing.

- ***Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.*** Our business depends upon agricultural activity and natural resources, including the availability of water. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in our vineyards. The quality and quantity of water available for use is important to the supply of grapes and our ability to operate our business. Adverse weather, measures enacted to address climate change, and other environmental factors beyond our control could reduce our grape production and adversely impact our cash flows and profitability.

- ***Changes in domestic laws and government regulations or in the implementation and/or enforcement of government rules and regulations may increase our costs or restrict our ability to sell our products into certain markets.*** Government laws and regulations result in increased farming costs, and the sale of wine is subject to taxation in various state, federal and foreign jurisdictions. The amount of wine that we can sell directly to consumers outside of California is regulated, and in certain states we are not allowed to sell wines directly to consumers and/or the amount that can be sold is limited. Changes in these laws and regulations could have an adverse impact on sales and/or increase costs to produce and/or sell wine. The wine industry is subject to extensive regulation by the "TTB" and various foreign agencies, state liquor authorities, such as the "CABC", and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, and advertising and relations with wholesalers and retailers. Any expansion of our existing facilities or development of new vineyards or wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our financial condition, results of operations or cash flows.

- *Regulatory risk in China is high.* Although many sectors of China's (People's Republic of China, or PRC) economy have become more market oriented, numerous restrictions and a massive bureaucracy still hinder full implementation of regulations and make the approval process unpredictable. Moreover, the interpretation of PRC regulations tends to vary from place to place, and, in some cases, several authorities or departments are responsible for implementing the same regulations. Because companies must consult all of the relevant authorities, and often incur additional costs for doing so, the cost of doing business in China is frequently higher than companies expect and may have unforeseen consequences to our financial performance.

- *Social and cultural risk in China.* The concept of business ethics is still fairly new in China. In many privately owned Chinese companies, one individual (usually the chair of the company) is still the only person responsible for all corporate governance issues. Rank-and-file employees generally defer to management without question, creating an environment without internal controls or where such controls may be overlooked or circumvented. Such environments are breeding grounds for fraud, corruption, nepotism, and other similar behavior and may have unintended consequences on our financial performance.

- *Transparency risk in China.* Chinese businesses are accustomed to operating behind closed doors, out of view of the justice system, investors, and potential partners. Many financial, human resources, procurement, and subcontracting transactions in China lack transparency and documentation, which makes it difficult to determine what information is accurate and what is exaggerated or even false. This lack of transparency may adversely affect our operations.

- *Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.* Any harm to our brand could have a material adverse effect on our company.

- *We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality.* Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

- *We rely upon information systems to operate our website, process transactions, and communicate with customers*. Any disruption or slowdown of our systems, including system failures, breaches or other causes could cause a significant disruption to our business and reduce our sales.

- *Our success depends on our ability to design and manufacture products that appeal to our customers*. It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- *We rely on third parties to provide services essential to the success of our business*. Our third party partners provide a variety of essential business functions, including warehousing and distribution, website hosting and design, and many others. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.

- *An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products*. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

- *Our trademarks may conflict with the rights of others and we may be prevented from selling some of our products*. We have not yet applied for several United States and foreign trademark registrations. We cannot guarantee that any of our pending trademark applications will be approved. Additionally, third parties may assert intellectual property claims against us, particularly as we expand our business. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether. Any of these events could harm our business and cause our results, liquidity and financial condition to suffer.

- *Requirement for further investment*. The Company may require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

- ***There is no assurance the maximum amount of this offering will be sold***. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the units offered hereby will be sold. Failure to sell all of the units offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the units pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- ***Investors will have no voting rights with respect to decisions of the Company***. We are offering units of our non-voting, Class A Preferred Membership Units. Investors will have no voting rights attached to their units and therefore will have no ability to impact or otherwise influence corporate decisions of the Company. Specifically, and without limitation, the majority holders of our other classes of membership units may determine to sell the Company and, depending on the nature of the transaction, be forced to sell their units in that transaction regardless of whether they believe the transaction is the best or highest value for their units, and regardless of whether they believe the transaction is in their best interests.

- ***This investment is illiquid***. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should be prepared to hold this investment until the company is acquired or has an initial public offering, both of which depend on a variety of factors outside of our control, and may never occur.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following reflects all investors with outstanding ownership greater than 5.0%.

Class	Authorized	Issued & Outstanding	% Outstanding	% of Authorized
Membership Interests	$ 1,000,000.00			
Kevin Fitzgerald		$ 50,000.00	9.17%	5.00%
Robert Francis		$ 50,000.00	9.17%	5.00%
Williamson T. Hough, Jr.		$ 50,000.00	9.17%	5.00%
Jerome Kuenster		$ 50,000.00	9.17%	5.00%
Richard Meigs		$ 50,000.00	9.17%	5.00%
Guillermo Herra		$ 50,000.00	9.17%	5.00%
E. Craig Moody		$ 50,000.00	9.17%	5.00%
Frank O'Neil		$ 50,000.00	9.17%	5.00%
Strategic 1031, LLC		$ 100,000.00	18.35%	10.00%
Total		$ 500,000.00	91.71%	50.00%

Classes of securities

The capital of the Company consists of two classes, designated respectively as: Membership Interests and Class A Preferred Membership Interests, also referred to as Preferred Membership Units.

The rights of holders of Class A Preferred Membership Units are described below. The rights of holders of Membership Interests are described in the Amended and Restated Operating Agreement of the Company, dated July 11, 2017 (the "Operating Agreement"), which is attached to Appendix A.

Voting Rights: Holders of Class A Preferred Membership Units are not entitled to any voting rights, except as required by law. Investors holding Membership Interests have sole voting rights.

Election of Managers by Members: The Company's Board of Directors known as Board of Managers, shall consist of a minimum of three (3) Managers but not more than six (6). Class A Preferred Membership holders have no voting rights, and therefore, have no ability to elect or remove Managers.

Profits and Losses: Holders of Class A Preferred Membership Units will not share in the profits and losses of the Company, and coupled with such holders having no voting rights, will not have traditional partnership ownership interests in the Company. Holders of Class A Preferred Membership Units will only have the distribution rights described below.

Distribution Rights: Holders of Class A Preferred Membership Units, in preference to the holders of all other class of Membership Interest of the Company, shall be entitled to receive cash distributions from net cash flow of operations, at the rate of six percent (6%), paid annually in arrears.

Right to Receive Liquidation Distributions: Holders of Class A Preferred Membership Units, in preference to the holders of all other classes of Membership Interests of the Company, shall be entitled to a preferred distribution upon a liquidation of the Company equal to their initial investment plus any unpaid distributions. Additionally, upon the liquidation of the Company, the Class A Preferred Members shall receive a bonus cash distribution equal to 1.5% of the net proceeds of the Company that exceed $5,000,000. The net proceeds shall be determined by deducting the costs related to the liquidation as reasonably determined by the managers according to generally accepted accounting practices in Northern California.

Company's Call Option: The Company has the right to redeem the Class A Preferred Membership Units after January 1, 2010 by paying the holders the amount of the original purchase price, plus any accrued and unpaid preferred return.

What it means to be a hold Non-Voting Preferred Membership Units:

As a holder of Class A Preferred Membership Units, you will have no voting rights. Only the holders of a majority of the Membership Interests will have the ability to influence the activities of the Company and vote on the Managers who control the day to day operations of the Company. As a Class A Preferred Interest holder you will have no ability to influence our policies or any other corporate matters, including the election of managers, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Transferability of Securities:

Our Class A Preferred Membership units are not currently traded on any stock exchange. There will not be a public market for the investment. In addition, our Operating Agreement places restrictions on the ability to transfer or sell the units to third parties. As a result, you may not be able to sell your units at the time you desire and any sale may be at a substantial discount. Because the units is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the units is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the units will ever appreciate in value to the point where, even if the units were sold at a substantial discount, you would receive the price you paid for your units.

Without limiting the generality of the above, investors may not make any disposition of their investment unless (a) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement, or (b) the Company has received an opinion of counsel or is otherwise been provided evidence to is satisfaction that the disposition (i) is made to an "accredited investor" as defined in Section 501 of the Securities Act, and also in compliance with Rule 144 or Rule 701 of the Securities Act, (ii) is to the Company, (iii) is to a revocable trust for the benefit of the transferring investor and/or his or her spouse, parents, lineal descendants or legally adopted children, or (iv) upon the death of the investor, is to such investor's spouse, parents, lineal descendants or legally adopted children.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the fiscal periods ended March 31, 2017 and December 31, 2016, can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

The company has limited operations. As of March 31, 2017. the company generated net losses of $17.7 thousand, with $175 in revenue. See Exhibit B: Financial Statements (Reviewed) to Form C, of which this Offering Memorandum forms a part.

Financial & other milestones

The Company has achieved several financial milestones over the past several months:

- Entered into and completed an Asset Purchase Agreement (the "Agreement") on March 2, 2017 to acquire the assets and intellectual property of a 20 year old winery in Napa, California. The Agreement provided the Company make an initial deposit on signing of the Agreement. The Company complied with this provision. The Company made its required additional payment of One Hundred Ten Thousand ($110,000) on May 3, 2017, with a final payment of $172,000 to acquire the assets on May 8, 2017.

- Raised over $500,000 in additional capital through accredited investors under a Regulation D offering.

- Bottled the 2016 vintage of both our Chardonnay and Sauvignon Blanc wines.

- Prepared to bottle our 2014 vintage Lake County Cabernet wine.

- Established the operational infrastructure to support our growth, including our e-commerce site which will launch August 31, 2017 and our new website.

- The Note Payable of $293,857 reported on our March 31, 2017 Balance Sheet has been paid in full.

- Grown our social media following to nearly 5,000 via Facebook, Twitter, Instagram in less than 4 months.

Liquidity and capital resources

The Company currently has little operating history and seeks an infusion of new capital to repay the business purchase financing as well as purchase raw materials and inventory to grow revenue. If the Company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

Indebtedness

The Company entered into a loan agreement from one if its members to provide $250,000 in cash to comply with the terms of the Agreement described above. The note payable is due on or before December 6, 2017. The note is unsecured and bears interest at the rate of ten percent (10%) per annum.

The Company entered into two additional loan agreements from its members totaling $150,000 with an interest rate of ten percent (10%) per annum which is due on or before August 31, 2017. The Company is in the process of having the maturity date on both of these notes extended until December 31, 2017.   These notes are unsecured.

Recent offerings of securities

On February 7, 2017, the Company issued a $250,000 promissory note at ten percent (10%) annual interest and was due on or before August 6, 2017. As of the date of this Offering Memorandum, the Company has not repaid this promissory note. Any accrued and unpaid interest not paid when due shall thereafter bear like interest as the principal. This note is made to one of the Company's founders. All of the proceeds above were used to comply with the terms of the Asset Purchase Agreement dated March 2, 2017.

The Company also accepted cash investments from its six founding members in the aggregate amount of $545,000.

USE OF PROCEEDS

We are seeking to raise $1,000,000 in this offering through Regulation CF, with a minimum target raise of $150,000. We have agreed to pay FlashFunders Funding Portal, LLC a fee of 5.0% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for general working capital, product development and marketing and the repayment of debt used to purchase the intellectual property and assets of Calistoga Partners, LP.

Irregular Use of Proceeds

There will be no irregular use of proceeds in this offering.

DETERMINATION OF OFFERING PRICE

The offering price of the units has been established at $500 per unit. This price was determined solely by the Company and is arbitrary. This price should not be considered a determination of the actual present or future value of the Company's units. Additionally, this price may not be indicative of the price at which the units would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that an investor would receive if we were liquidated or dissolved.

In the event the Company requires additional investment to fund its operation, it may sell and issue to third parties additional equity securities in the Company, which would have a dilutive effect on all investor of the Company, including investors.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS/HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSES OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX

ADVISOR COVERING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL INFORMATION

Disqualification.

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Legal Proceedings.

The Issuer is not aware of any material legal proceedings in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation CF.

With respects to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial members of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly and indirectly) remuneration for solicitation of investors in connection with the sale of the Securities, or any general partner, director, officer or managing member of any solicitor:

1. None of any such persons has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;
    (ii) involving the making of any false filing with the SEC; or
    (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer,
        investment adviser, funding portal or paid solicitor of purchasers of securities.

2. None of any such persons has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;
    (ii) involving the making of any false filing with the SEC; or
    (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer,
        investment adviser, funding portal or paid solicitor of purchasers of securities.

3. None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that:

    (i) at the time of the filing of this Offering Statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer;
        (B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period
ending on the date of the filing of this Offering Statement.

4. None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. None of any such person has been subject to any order of the SEC entered within five years before the filing of the Offering Statement that, at the same time of the filing of this Offering Statement, orders the person to cease and desist committing or causing a violation or future violation of:

(i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act or any other rule or regulation thereunder, or

(ii) Section 5 of the Securities Act.

6. None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. None of any such person filed (as a registrant or Issuer), and none if any such person was or was named as an underwriter in, any registration statement or Regulation A Offering Statement filed with the SEC that, within five years before the filing of this   Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. None of any such person has been subject to a United States Postal Service false representation order entered within the five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Offering Statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Reports.

Commencing on April 15, 2018, the Company will make annual reports available on its website under a tab titled, "*Investor Information.*"

Transfer Agent.

While these securities are not registered with the SEC or any other regulatory agent, the

Company has selected KoreConX (www.koreconx.com) to be its transfer agent and registrar for the securities for maintaining the records of ownership and managing distributions to investors.

Compliance failure.

The Company is not currently subject to any ongoing reporting requirements of Regulation CF, and therefore, has not failed to comply with any such requirements.

INVESTING PROCESS

See Exhibit D to Form C, of which this Offering Memorandum forms a part.

Updates.

Information regarding the progress of the offering appears on the company's profile page on FlashFunders.com.

[END OF EXHIBIT A]